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                                                                      EXHIBIT 21

                      PHILIPS ELECTRONICS AGREES TO ACQUIRE
                 60 PERCENT OF MEDQUIST SHARES AT $51 PER SHARE

                       - Partnership with Philips Creates
              New Technology Platform for Transcription Services -

Marlton, N.J., and Amsterdam, Netherlands - - May 23, 2000 - - MedQuist, Inc. (Nasdaq: MEDQ) and Koninklijke Philips Electronics NV of the Netherlands (AEX:
PHI, NYSE: PHG) announced today that they have entered into an agreement whereby Philips will make a tender offer for approximately 60 percent of MedQuist's fully diluted common stock at a cash price of $51 per share. The transaction is subject to Philips acquiring 60 percent of the fully diluted shares of common stock of MedQuist, as well as the expiration of the Hart-Scott-Rodino waiting period and other customary conditions. It is expected that after completion of the transaction MedQuist's shares will continue to trade on NASDAQ under the symbol "MEDQ".

MedQuist is a U.S.-based provider of outsourced medical record transcription services with sales of approximately $330 million in 1999. Philips' investment is intended to lead to the transformation of MedQuist into a multinational, technology-based medical document services provider over broadband networks, with accelerated growth. MedQuist plans to roll out Philips' speech and other technology, enabling significant productivity improvements in the direct conversion of dictated medical records into written text.

Philips Medical Systems is a global leader in diagnostic imaging and services, incorporating advanced x-ray, magnetic resonance, computed tomography, ultrasound and imaging information systems to provide the data necessary for the most effective patient care. MedQuist occupies a strong adjacent position in the hospital's information chain.

"This acquisition moves us further into healthcare services, which is in line with our stated strategy, and provides us with a significant growth opportunity, as well as leveraging our speech technology capability," said Cor Boonstra, CEO of Philips. "MedQuist has a market leadership position and a strong management team which enables it to become an effective early adopter of automated dictation. We have confidence in the current management team's ability to continue to drive MedQuist forward."

David A. Cohen, Chairman and Chief Executive Officer of MedQuist said, "We are delighted to have Philips as our partner as the combination of our client base and their world-class technology and experience is extremely powerful. As a result of this partnership we expect to introduce Philips' speech and other technologies to our 2,400 U.S. healthcare accounts, and Philips anticipates accelerating our existing plans to expand into Europe, where Philips Medical Systems and Philips Speech Processing have strong existing hospital relationships."

Mr. Cohen continued, "During the coming year we will utilize Philips technologies to begin the transition to our new digital transcription platform, via regional data centers, providing us with additional growth opportunities, generating revenue and cost synergies, and enabling us to enter important new markets. Based around a small number of large regional data centers, this new technology will create additional capacity, allowing us to take advantage of the significant continuing growth in our market, as well as the opportunity to access new revenue sources such as coding and data mining. With Philips as our technological partner and major shareholder, we are confident in our ability to undertake this important step in the future of our company."

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Mr. Cohen added, "The benefits of this transaction provide us with a real opportunity to use state-of-the-art and best-of-breed technology to expand our business and become a leader in the provision of a much wider area of technological services to the healthcare sector. The transaction structure we have agreed also allows MedQuist shareholders to realize a significant premium over the recent trading price for the majority of their holdings, while sharing in the additional long-term growth to be generated once our transition is complete."

The two companies also plan to expand MedQuist's current range of outsourced transcription services to include in-house speech recognition software sales and Application Service Provider models.

As part of the transaction, MedQuist and Philips have also entered into a license agreement for the joint development and implementation of speech recognition technology. The more efficient use of MedQuist's transcription workforce, via the use of Philips Speech Processing's technology, and the recruitment of more widely available "editors", is anticipated to lead to accelerated revenue growth (already 20% per year on average), due to the fact that growth has been limited by the availability of qualified transcriptionists. Consequently, Philips and MedQuist do not expect any workforce reductions as a result of the speech technology rollout, which will take place between 2001 and 2005.


UBS Warburg LLC acted as financial advisor to MedQuist and Goldman Sachs International served as financial advisor to Royal Philips Electronics.

For further information, please contact:

For Philips:
Ben Geerts, Corporate Communications, tel: +31 20 5977215
Email: ben.geerts@philips.com
       ----------------------

For MedQuist:
John Emery, Chief Financial Officer, tel: 856-810-8000, x-4418
Email: jemery@medquist.com
       -------------------

MedQuist is the leading U.S. provider of electronic medical transcription services, the process by which dictation is converted into a medical report. Through the company's nationwide network of more than 8,000 trained transcriptionists, broadband telecommunication systems and interface with health care providers' computer systems, MedQuist shortens its customers billing cycles and reduces overhead and other administrative costs.

Philips Medical Systems is a leading supplier of diagnostic imaging systems and related services worldwide, represented in more than 100 countries and employing 11,800 people. A worldwide network of research and development and sales and service organizations backs Philips' products. Philips Medical Systems is part of Royal Philips Electronics, one of the world's largest electronics companies. Additional information on Philips Medical Systems can be obtained by accessing its homepage at http://www.medical.philips.com.

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of $33.5billion (EUR 31.5 billion) in 1999. Its 226,900 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, medical systems, and IT services (Origin). Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam (symbol: PHI) and other stock exchanges. News from Philips is located at www.news.philips.com.

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The agreement obligates Philips to commence the tender offer within seven business days and contains customary termination provisions. Philips and MedQuist have also entered into a Governance Agreement, under which Philips will nominate a majority of directors to MedQuist's board. Mr. Cohen will remain MedQuist's Chairman of the Board and Chief Executive Officer, and John A. Donohoe will continue as President and Chief Operating Officer and a member of the Board. The Board will also consist of three independent directors currently on MedQuist's Board and who will serve as a supervisory committee to review transactions between Philips and MedQuist. This agreement also includes restrictions on Philips' ability to purchase and sell MedQuist shares.

The 60 percent of MedQuist's fully diluted shares to be acquired by Philips in the transaction for $51 per share in cash comprises 57 percent to be acquired pursuant to the tender offer to all shareholders and 3 percent which Philips has agreed to acquire directly from a number of the senior management of MedQuist. The shares to be acquired directly from senior management represent approximately 37 percent of their combined holdings, and those involved have agreed not to sell their remaining holdings for at least two years. The transaction is subject to MedQuist shareholders tendering sufficient shares such that Philips will be able to acquire at least 60 percent of MedQuist's fully diluted common stock.

This press release contains certain statements by or relating to MedQuist and the transaction with Philips that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, and include statements of market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, and the benefits of new technologies. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements. Many of these risks and uncertainties relate to factors that are beyond MedQuist's ability to control or estimate precisely, including, without limitation, future market and economic conditions; the behavior of other market participants; MedQuist's ability to implement and achieve market acceptance of new technology platforms, including speech processing technology; MedQuist's ability to successfully integrate acquired businesses and achieve anticipated synergies; MedQuist's ability to recruit and retain qualified transcriptionists and other employees; the impact of new services or products or the demand for MedQuist's services; and MedQuist's ability to expand its customer base. These and other risk factors are detailed in MedQuist's reports, including its Form 10-K for the year ended December 31, 1999 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. MedQuist does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

The tender offer described in this announcement for outstanding shares of common stock of MedQuist has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities or any recommendation with respect to the tender offer. The tender offer will be made only through the Offer to Purchase and related Letter of Transmittal. We urge MedQuist shareholders to read the following documents, when they become available, regarding the tender offer because they contain important information: (i) Philips' Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and
(ii) MedQuist's Solicitation/Recommendation Statement on Schedule 14D-9. These documents will be filed with the Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's website at www.sec.gov.